Entrepreneur

Name: William Benson
UUID: 08644808
Background: After serving in the U. S. Marine Corps. I went to work as a risk analyst for the nuclear power and petrochemical industries, and the field of excavation safety. Moving to eastern Washington State, I joined the National Guard, deployed to Iraq, returned, and attended school, earning my Associates' Degree. My wife and I stretched our entrepreneurial muscles with an online business until she found her dream job and I saw a way to contribute to the success of my farming neighbors.
Location: Washington

Social Connections

Facebook: http://www.facebook.com/PADSLLC
Twitter:
LinkedIn:

Pitch Story

Title of your pitch: The Ag-Drone: An eye in the sky for farmers.
Short introduction of your pitch: Fly a sensor-equipped drone over a field, collect data, crunch numbers, give farmers high quality info they can use, and help them use it.
Your pitch story: So I had this idea: Take a drone, put sensors aboard it, fly it over crop fields, collect data, process that data into information that a farmer can understand and help the farmer roll this information into his/her crop field management program. This information will tell the farmer whether his field contains the proper mixture of moisture, fertilizers, and chemicals and is ready for planting, or whether the field is not ready for planting and requires further treatment. When this data is collected early enough in the season, it can spell the difference between a field that only realizes limited potential and reduced profits and a field that realizes a full, optimal harvest yield. A field can change over the course of a single growing season, a crop extracts nutrients, moisture, fertilizers, and chemicals during its growth. The post-harvest soil conditions of a field may fall away from its expected parameters.

Aerial data collection can discover and alert the farmer to these less than optimal conditions, such as low nitrogen levels, inconsistent germination or "bald spots", sporadic plant density, insect infestation, often before they can be detected by the unaided eye. In a short amount of time, Palouse Ag-Drone Services can provide the farmer with the information he needs to quickly treat his field; a supplemental application of nitrogen, spot treatment of fertilizers or other chemicals, herbicides, insecticides, etc. If the field can be reconditioned early in the growing season, the farmer has a greater chance to salvage what might otherwise be a less than optimal harvest yield. Our overall objective is to reduce operating costs, increase operational efficiency and the likelihood of an optimal harvest, all while contributing to sustainable agriculture. Which category does your pitch belong to: New Technology

Target Market

Target market: Our target market begins with the farming community of the Palouse Valley Agricultural Region, especially smaller family farm operations. It will expand to larger farming operations who need data collection services in support of innovation. We will also collaborate with agronomy-based colleges and laboratories, as well as alternate energy interests in the field of biomass assessment and energy production. Expansion is only limited to imagination. As ag-drone technology advances, so will our ability to offer greater products and services. We will not limit ourselves to a particular market if the opportunity arises.

Production plan

Production location: United States
Production plan: Our production plan is to purchase an agricultural drone, a vehicle, a computer, and the proper licenses and insurance, and then conduct a customer awareness campaign to develop our customer base. Because of the unique nature of the Palouse agricultural region, Palouse Ag-Drone Services will work with clients, agronomists, agricultural equipment manufacturers, agricultural laboratories and schools to tailor our products to meet client needs. As our coverage area expands, we will invest in other domestic ag-drone manufacturers and evaluate additional equipment purchases to meet demand.

Risks and Challenges

These securities have limited channels for resale. You should not bid unless you can afford to lose the entire amount. After the pitch closes, we can't refund your investment; returns may never be paid.

Description: This is the introduction of proven technology to a new geographical area. Risk should be limited to the ability of the company to market itself. Revenue streams may not develop according to expected timelines. This is an agricultural service, and may be effected by climate and market influences. As a seasonal service-based company, once the initial equipment is acquired, development of the customer base, as well as improvement of offered products and services is an ongoing process.

Will bidders have voting rights in the future: No

Has the business failed to comply with SEC reporting requirements now or in the past: No

Has anyone in the business triggered a security trading bad actor disqualification: No

Does the business have related party transactions with its affiliates, officers, directors, founders, or their family members that amount to 5% or more of your target raise, including any prior Reg CF raises: No

Has the United States Postal Service restrained the business due to a scheme for obtaining money through the mail: No

Give People Faith

Bidders should support your pitch because: Agricultural support drones are in operation all around the world. With this type of tech available, what CAN'T be done?

Spending Plan

Number of current employees including yourself: 1

Percentage of your raise will pay salaries: 0%

Spending plan: Aircraft & Ancillary Items Fixed Wing Drone $20,000 Data Processing Subscription: $3,500 Drone Insurance (Yearly) $876 Sub Total: $24,376 Support Vehicles ATV $8157 UTV

Trailer $1000 ATV Insurance $813 4WD HD Truck $35,000 Truck Insurance $800 Sub Total $45,770 Additional Expenses Grand Total $70,146 The requested amount is for the purchase of equipment and associated fees. Compensation to employees will be drawn from incoming revenue.

Spending plan of extra investment: Once equipment is purchased, and an initial revenue stream established, further expenditures will include hiring the services of a financial planner/strategist to chart the future financial strategy of the business. Extra investment funds will also be used to purchase additional aircraft, sensors, and data processing equipment (computers, printers, etc.)

Return Details

Return type: ownership

Raising target: $75,000

Raising cap: $100,000

Percentage ownership you plan to offer: 10.0%

When do you plan to sell or IPO your business: 2023

Existing share: Yes

Share percent: 10%

When can bidders expect the return: March, 2023

These events trigger the conversion: standard triggering events;

Events description: The business has a single investment larger than $1 million; A change of control transaction such as a merger or acquisition; The business is sold or merged; An initial public offering (IPO); The company goes public.

Company Details

Tax year end date: December

Do you have a Tax ID yet (TIN/EIN): Yes

Full legal name of your company: Palouse Ag-Drone Services LLC

Legal status of your company/business: LIMITED_LIABILITY_COMPANY

Where is your company registered: Washington

Company form date: 06-04-2018

Date by which the annual report will be posted: April 30

Location where the entrepreneur's annual report will be posted: www.padsllc.biz/

Company address

Street: 19 Stringham Court

City: Rockford

State: Washington

ZIP code: 99030

Financial status

Average sales price: $700

Average cost per unit: $20

Yearly sales at the end of last year: $0

1st year target sales after raised date: $84,000

Existing investment from the founders: $3,103

Existing investment from other investors: $0

Owners, Officers, Directors

Name: William R Benson

Title: Owner

Grant Date: 06-04-2018

Has ownership: Yes

Ownership: 100%

Link to the bio or LinkedIn page for 3 years recent work experience:

www.linkedin.com/in/wrbenson0331/

Do you have different kinds of existing stock for the business: No

The outstanding stock and the differences:

Yearly sales at the end of the year before: $0

The cost of sales at the end of last year: $0

The cost of sales at the end of the year before: $0

Business expenses at the end of last year: $0

Business expenses at the end of the year before: $0

Short-term debt at the end of last year (due within 12 months): $0

Short-term debt at the end of the year before (due within 12 months): $0

Long-term debt at the end of last year (due later than 12 months): $0

Long-term debt at the end of the year before (due later than 12 months): $0

Has your business raised money within the past three years with any exempt offering: No

Offer date, stock type, amount sold, use of money, type of exemptions:

Assets last year: $0

Assets the year before: $0

Cash last year: $0

Cash the year before: $0

Owed last year: $0

Owed the year before: $0

Taxes last year: $0

Taxes the year before: $0

Profit last year: $0

Profit year before: $0

Financial situation: Our average sales figures assume a base price of $7.00 per acre, an a minimum of 100 acres per field. In the Palouse, the smallest crop fields are greater than 100 acres, and there are over 2 million acres of wheat fields in Washington state alone. Because Palouse Ag-Drone Services LLC will purchase its equipment outright, costs to the company will consist of fuel and travel costs, costs to charge batteries, payment of yearly license fees, insurance premiums, and operating costs. As such, these estimates are extremely conservative. As soon as possible, I will be hiring a financial strategist to develop a long-term financial strategy that will specify milestones to be met, as well as best and worst case circumstances. I will also secure the services of a reputable bookkeeping organization to ensure that all transactions are transparent and all fees and taxes are current. Currently, the forward progress of the company relies upon the success of this crowdfunding campaign. Palouse Ag-Drone Services LLC currently has no active debts, loans, or lines of credit.

Has financial statements: Yes

Last Edited: 2018-10-03 03:24:48

Desired launch period: immediately

CCC code: kiu$s7zd

CIK code: 0001753677

Links

Palouse Ag-Drone Services Website: www.padsllc.biz/

Heading into the Future... Our first "commercial"!: youtu.be/AYAX-HdnoOo

Wikipedia's entry on Precision Agriculture.: en.wikipedia.org/wiki/Precision_agriculture